 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* LEVIN, DAVID G. (Last) (First) (Middle) 1601 Washington Avenue, 8th Floor (Street) Miami Beach, FL 33139 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol LNR Property Corporation LNR 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Day/Year 04/07/2003 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director      10% Owner
X Officer (give title below)        Other (specify below)

Description           Vice President
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Common Stock								364	I	By Savings Plan
Common Stock								55,446	D
Restricted Common Stock (1)								25,000	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Common Stock Options	$12.3200							10/31/1997	08/08/2003	Common Stock	6,166		6,166	D
Common Stock Options	$9.9200							10/31/1997	12/22/2004	Common Stock	7,398		7,398	D
Common Stock Options	$24.8125							10/31/1998	10/30/2007	Common Stock	37,500		37,500	D
Common Stock Options	$17.3125							01/01/1999	12/14/2007	Common Stock	26,250		26,250	D
Common Stock Options	$18.1563							01/28/2001	01/27/2010	Common Stock	10,000		10,000	D
Common Stock Options	$26.8438							01/17/2002	01/16/2011	Common Stock	10,000		10,000	D
Common Stock Options	$31.3000							01/02/2003	01/01/2012	Common Stock	10,000		10,000	D
Stock Purchase Agreement (2)	$28.30							04/01/2002	04/01/2006	Common Stock	12,454		12,454	D
Stock Purchase Agreement (3)	$36.12							04/01/2003	03/30/2007	Common Stock	8,728		8,728	D
Stock Purchase Agreement (4)	$33.96	04/07/2003		I		11,830		04/01/2004	04/01/2008	Common Stock	11,830		11,830	D

Explanation of Responses:

(1) Restricted shares held pursuant to the 2000 Stock Option and Restricted Stock Plan, with 12,500 shares vesting on each of 1/19/04 and 1/19/05.

(2) Represents a signed purchase agreement under the 2001 Senior Officer Stock Purchase Plan. On April 1st of each year from 2004 through 2006, Mr. Levin will make purchases of LNR common stock. These purchases will total 12,454 shares.

(3) Represents a signed purchase agreement under the 2001 Senior Officer Stock Purchase Plan. On April 1, 2004 and 2005, March 31, 2006 and March 30, 2007, Mr. Levin will make purchases of LNR common stock. These purchases will total 8,728 shares.

(4) Represents a signed purchase agreement under the 2001 Senior Officer Stock Purchase Plan. On April 1, 2004 and 2005, March 31, 2006, March 30, 2007 and April 1, 2008, Mr. Levin will make purchases of LNR common stock. These purchases will total 11,830 shares.

By:	Date:
/s/ Steve Bjerke as Atorney-In-Fact	04/09/2003
Steve Bjerke as Atorney-In-Fact for David G. Levin
** Signature of Reporting Person	SEC 1474 (9-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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